Exhiubit 99.1

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2010

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

INDEX TO UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2010

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
 CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

		As of	As of
		June 30,	December 31,
	Note	2010	2009
		(unaudited)

A S S E T S

CURRENT ASSETS
Cash and cash equivalents		$84,730	$81,795
Trade accounts receivable		58,454	40,604
Other receivables		3,276	2,520
Inventories	2	37,898	32,250
Other current assets		8,561	10,304
Total current assets		192,919	167,473

LONG-TERM INVESTMENTS		30,132	29,361

PROPERTY AND EQUIPMENT, NET		350,141	371,400

INTANGIBLE ASSETS, NET		60,783	67,601

GOODWILL		7,000	7,000

OTHER ASSETS , NET		7,257	8,002

TOTAL ASSETS		$648,232	$650,837

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term bank loan		$12,000	$7,000
Trade accounts payable		40,977	42,012
Deferred revenue and short-term customers' advances		31,334	24,696
Other current liabilities		36,285	23,652
Total current liabilities		120,596	97,360

LONG-TERM LOANS FROM BANKS	3	160,941	187,606

DEBENTURES	3	230,580	241,207

LONG-TERM CUSTOMERS' ADVANCES		7,940	8,262

OTHER LONG-TERM LIABILITIES	3	58,999	60,388

Total liabilities		579,056	594,823

SHAREHOLDERS' EQUITY	4	69,176	56,014

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$648,232	$650,837

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except per share data)

	Six months ended		Three months ended
	June 30,		June 30,
	2010	2009	2010	2009
	(unaudited)		(unaudited)

REVENUES	$239,464	$118,626	$125,668	$60,567

COST OF REVENUES	201,470	146,333	103,996	71,193

GROSS PROFIT (LOSS)	37,994	(27,707)	21,672	(10,626)

OPERATING COSTS AND EXPENSES

Research and development	12,357	10,307	6,503	5,951
Marketing, general and administrative	21,141	13,888	10,828	7,153

	33,498	24,195	17,331	13,104

OPERATING PROFIT (LOSS)	4,496	(51,902)	4,341	(23,730)

FINANCING EXPENSE, NET	(43,250)	(10,274)	(9,459)	(9,296)

OTHER INCOME, NET	51	459	--	459

LOSS BEFORE INCOME TAX	(38,703)	(61,717)	(5,118)	(32,567)

INCOME TAX BENEFIT (EXPENSE)	(6,193)	2,910	(3,534)	1,633

LOSS FOR THE PERIOD	$(44,896)	$(58,807)	$(8,652)	$(30,934)

BASIC AND DILUTED LOSS PER ORDINARY SHARE

Loss per share	$(0.21)	$(0.37)	$(0.04)	$(0.19)

Weighted average number of ordinary
shares outstanding - in thousands	218,914	160,031	230,765	160,037

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Six months ended
	June 30,
	2010	2009
	(unaudited)

CASH FLOWS - OPERATING ACTIVITIES

Loss for the period	$(44,896)	$(58,807)
Adjustments to reconcile loss for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	79,755	70,935
Effect of indexation, translation and fair value measurement on debt	22,333	(12,463)
Other income, net	(51)	(459)
Changes in assets and liabilities:
Trade accounts receivable	(19,100)	10,338
Other receivables and other current assets	989	567
Inventories	(5,768)	14,269
Trade accounts payable	(1,833)	(15,047)
Deferred revenue and customers' advances	6,316	176
Other current liabilities	9,740	(1,555)
Other long-term liabilities	529	(2,778)
Net cash provided by operating activities	48,014	5,176

CASH FLOWS - INVESTING ACTIVITIES

Investments in property and equipment	(40,277)	(11,905)
Proceeds related to sale and disposal of property and equipment	600	--
Acquisition related expenses	(750)	(369)
Investments in other assets and intangible assets	(40)	--
Net cash used in investing activities	(40,467)	(12,274)

CASH FLOWS - FINANCING ACTIVITIES

Proceeds on account of shareholders' equity	20,644	20,000
Repayment of debenture	--	(8,254)
Debts repayment	(25,302)	(1,350)
Net cash provided by (used in) financing activities	(4,658)	10,396

Effect of foreign exchange rate change	46	(106)

INCREASE IN CASH AND CASH EQUIVALENTS	2,935	3,192
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	81,795	34,905

CASH AND CASH EQUIVALENTS - END OF PERIOD	$84,730	$38,097

	Six months ended
	June 30,
	2010	2009

NON-CASH ACTIVITIES

Investments in property and equipment	$2,211	$135
Conversion of convertible debentures to share capital and exercise of warrant	$33,945	$--
Reclassification of warrant to shareholders' equity	$--	$404

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the period for interest	$6,070	$6,014
Cash paid during the period for income taxes	$2,922	$221

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2010
(dollars in thousands, except share data and per share data)

NOTE 1                 -      GENERAL

A.	Basis for Presentation

(1)
The consolidated financial statements of Tower Semiconductor Ltd. (“Tower”) include the financial statements of Tower and its wholly-owned subsidiaries, Tower Semiconductor USA, a marketing and sales subsidiary in the United States and Jazz Technologies, the parent company of its wholly-owned subsidiary, Jazz Semiconductor, Inc. (holding Newport Fab LLC), an independent semiconductor foundry focused on specialty process technologies for the manufacture of analog intensive mixed-signal semiconductor devices (Jazz Technologies and Jazz Semiconductor shall collectively be referred to herein as “Jazz”). Tower and its wholly owned subsidiaries are referred to as the “Company”. References to the “Company” for dates prior to the merger of Tower and Jazz on September 19, 2008 (the “Jazz Merger”), shall exclude Jazz.

(2)
The interim financial statements are presented in accordance with U.S. generally accepted accounting principles (“US GAAP”).

The Company’s consolidated financial statements are presented after elimination of inter-company transactions and balances. The unaudited condensed interim consolidated financial statements as of June 30, 2010 of the Company should be read in conjunction with the audited consolidated financial statements of the Company as of December 31, 2009 and for the year then ended, including the notes thereto.

In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations as of the date and for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis.

(3)
Fair Value of Financial Instruments - the carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, approximate fair value due to their short maturities.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2010
(dollars in thousands, except share data and per share data)

NOTE 1                 -      GENERAL (cont.)

A.	Basis for Presentation (cont.)

(4)
Initial Adoption of New Standards

ASU 2009-5 - Fair Value Measurement and Disclosures of Liabilities

Effective January 1, 2010, the Company adopted FASB Accounting Standards Update (“ASU”) No. 2009-05, “Fair Value Measurement and Disclosures Topic 820 - Measuring Liabilities at Fair Value”, which provides amendments to subtopic 820-10, Fair Value Measurements and Disclosures - Overall, for the fair value measurement of liabilities.  This update provides clarification that in circumstances that  liabilities are measured at fair value, in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques: (1) A valuation technique that uses: the quoted price of the identical or similar liability or identical or similar liability when traded as an asset (which would be considered Level 1 fair value measurement); or (2) An other valuation technique that is consistent with the principles of topic 820. The amendments in this update also clarify that when estimating the fair value of a liability, a reporting entity is not required to include an adjustment to the fair value due to the restriction that prevents the transfer of the liability. The adoption of this update did not impact the Company’s consolidated financial position, results of operations or cash flows.

ASU 2010-6 - Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements

In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures”, that requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. The FASB also clarified existing fair-value measurement disclosure guidance about the level of disaggregation, inputs, and valuation techniques. The new and revised disclosures are required to be implemented in interim or annual periods beginning after December 15, 2009, except for the gross presentation of the Level 3 rollforward, which is required for annual reporting periods beginning after December 15, 2010. The adoption of this standard did not have any effect on the Company’s financial position and results of operations.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2010
(dollars in thousands, except share data and per share data)

NOTE 1                 -      GENERAL (cont.)

A.	Basis for Presentation (cont.)

(4) Initial Adoption of New Standards (cont.)

ASU 2010-17- Revenue Recognition-Milestone Method (Topic 605): Milestone Method of Revenue Recognition (A consensus of the FASB Emerging Issues Task Force)

In April 2010, the FASB issued Revenue Recognition-Milestone Method (Topic 605): Milestone Method of Revenue Recognition (A consensus of the FASB Emerging Issues Task Force). The amendments in this update provide guidance on the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate. A vendor can recognize consideration that is contingent upon achievement of a milestone in its entirety as revenue in the period in which the milestone is achieved only if the milestone meets all criteria to be considered substantive as defined in the ASU.

A vendor’s decision to use the milestone method of revenue recognition for transactions within the scope of the amendments in this update is a policy election. Other proportional revenue recognition methods also may be applied as long as the application of those other methods does not result in the recognition of consideration in its entirety in the period the milestone is achieved.

The update is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. The adoption of this update did not have a material impact on the Company’s consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2010
(dollars in thousands, except share data and per share data)

NOTE 1                 -      GENERAL (cont.)

A.	Basis for Presentation (cont.) (5) Recently Issued Accounting Standards

ASU 2009-13 - Multiple Deliverable Revenue Arrangements

In October 2009, the FASB issued ASU 2009-13, “Multiple Deliverable Revenue Arrangements a consensus of EITF” (formerly topic 08-1) an amendment to ASC 605-25. The update provides amendments to the criteria in Subtopic 605-25 for separating consideration in multiple-deliverable arrangements. The amendments in this update establish a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. The amendments in this update will also replace the term “fair value” in the revenue allocation guidance with the term “selling price” in order to clarify that the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant.

The amendments will also eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The relative selling price method allocates any discount in the arrangement proportionally to each deliverable on the basis of each deliverable’s selling price.

The update is effective for revenue arrangements entered into or modified in fiscal years beginning on or after June 15, 2010 with earlier adoption permitted. The adoption of this update is not expected to have a material impact on the Company’s consolidated financial statements.

ASU 2010-13 - Compensation-Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades

In April 2010, the FASB issued this ASU to clarify the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2010
(dollars in thousands, except share data and per share data)

NOTE 1                 -      GENERAL (cont.)

A.	Basis for Presentation (cont.) (5) Recently Issued Accounting Standards (cont.)

ASU 2010-13 - Compensation-Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades (cont.)

This update provides amendments to Topic 718 to clarify that also an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should also be classified as an equity award. The update is effective for periods beginning after December 15, 2010. The adoption of this update is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

(6)	Certain amounts in prior periods’ financial statements have been reclassified in order to conform to 2010 presentation.

B.
Financing of the Company’s Debt Obligations and Other Liabilities

The global economic downturn that commenced in 2008 and its effect on the semiconductor industry resulted in global decreased demand, downward price pressure, excess inventory and unutilized capacity worldwide which in turn impacted consumer and customer demand for the Company’s products and the end products of the Company’s customers, as well as our commercial relationships with our customers, suppliers, and creditors, including our lenders.  Although the market and the Company experienced some level of economic recovery, as evidenced by the improvement in the Company’s revenue, gross profit and operating profit, there can be no assurance that said recovery will enable profitable operations for a sustained period of time and there is no assurance that another downturn in the industry will not occur. A less successful recovery or another downturn may adversely affect the Company’s future financial results and position, including its ability to fulfill its debt obligations and other liabilities, comprised mainly of banks’ loans and debentures. See further details in Notes 10, 12, 13 to the 2009 audited consolidated financial statements and Note 4 below.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2010
(dollars in thousands, except share data and per share data)

NOTE 1                 -      GENERAL (cont.)

B.
Financing of the Company’s Debt Obligations and Other Liabilities (cont.)

During the six months ended June 30, 2010, shareholders’ equity has increased by a net amount of $13,162, mainly as a result of: (i) an additional equity investment by Yorkville, see Note 4D; (ii) convertibles debentures and warrants which were converted and exercised to approximately 21 million ordinary shares of the Company for approximately $33,945 (iii) offset by the loss for the six months ended June 30, 2010.

The Company is working in various ways to fulfill its debt obligations and other liabilities, including, among others, negotiating debt restructuring and/or refinancing, exploring fund raising opportunities, sale of assets, liquidation of Jazz’s holdings in HHNEC, intellectual property licensing, possible sale and lease-back of real estate assets, improving operational efficiencies and sales and the receipt of all or part of pending grants from the Israeli Investment Center. In June, Jazz entered into an agreement with Wells Fargo to extend $45,000 of revolving credit lines to September 2014, and in July 2010 the Company entered into an agreement to exchange approximately $79,643 of convertible bonds originally due 2011 for newly issued non-convertible notes due June 2015, see details in Note 4 below. There is no assurance that the Company will be able to restructure or refinance the remainder of its debt or a substantial portion  thereof or otherwise meet all its debt obligations and other liabilities, and/or obtain sufficient funding from these or other sources. See further details in Notes 7C, 10, 12, 13, 17F and 17I-J to the 2009 audited consolidated financial statements and Note 4 below.

  NOTE 2                 -      INVENTORIES

Inventories consist of the following:

	June 30, 2010	December 31, 2009
Raw materials	$13,010	$10,294
Work in process	23,269	17,743
Finished goods	1,619	4,213
	$37,898	$32,250

Work in process and finished goods are presented net of aggregate write- downs to net realizable value of $3,733 and $3,107 as of June 30, 2010 and December 31, 2009, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2010
(dollars in thousands, except share data and per share data)

NOTE 3                 -      FAIR VALUE MEASUREMENTS

(A)	Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments, excluding long-term debentures and long-term banks loans, do not materially differ from their respective carrying amounts as of June 30, 2010 and December 31, 2009. The fair values of Tower and Jazz’s debentures, based on quoted market prices as of June 30, 2010 and December 31, 2009 were $255,832 and $240,272, respectively compared to carrying amounts of $232,016 and $241,207, for the above dates, respectively.

(B)	Fair Value Measurements

Fair values were determined, as follows:

For Tower’s loans from Banks fair value is based on the income approach using a present value technique - the cash flows used in the technique reflect the cash stream expected to be used to satisfy the obligation over its economic life. Tower discounted expected cash flows as forecasted each quarter using the appropriate discount rate for the applicable maturity based on the expected contractual payments.

For Embedded Derivatives and Warrants - the Company utilized the Black Scholes Merton formula.

For over the counter derivatives - the Company used the market approach using quotation from independent brokers and dealers.

For Tower’s convertible debentures series E - the market approach using quoted market prices for the liability traded as an asset, were used.

Recurring Fair Value Measurements Using the Indicated Inputs:

	June 30, 2010	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (level 3)
Convertible debentures series E	$41,793	$41,793	$--	$--
Tower’s Long-term debt	150,941	--	--	150,941
Derivatives	2,906	--	2,906	--
Warrants and previously bifurcated conversion option	13,557	793	--	12,764
	$209,197	$42,586	$2,906	$163,705

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2010
(dollars in thousands, except share data and per share data)

NOTE 3                 -      FAIR VALUE MEASUREMENTS (cont.)

(B)	Fair Value Measurements (cont.)

Liabilities measured on a recurring basis using significant unobservable inputs (Level 3):

	Long-term debt	Warrants and previously bifurcated conversion option
As of January 1, 2010 - at fair value	$167,606	$12,034
Warrants exercise	--	(1,561)
Decrease in bifurcated conversion option due to conversions	--	(6,247)
Loan repayment	(19,902)	--
Total losses unrealized in earnings	3,237	8,538
As of June 30, 2010 - at fair value	$150,941	$12,764
Unrealized losses in earnings from liabilities held at period end	$3,237	$8,538

Recurring Fair Value Measurements Using the Indicated Inputs:

	December 31, 2009	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Convertible debentures series E	$37,342	$37,342	$--	$--
Tower’s long-term debt	167,606	--	--	167,606
Derivatives	3,502	--	3,502	--
Warrants and previously bifurcated conversion option	12,779	745	--	12,034
	$221,229	$38,087	$3,502	$179,640

(C)	Composition of Balances

As of June 30, 2010 and December 31, 2009, the carrying amount of long-term loans from Banks amounted to $160,941 and $187,606, respectively, of which $150,941 and $167,606 is calculated at fair value as of such dates.

As of June 30, 2010 and December 31, 2009, the carrying amount of debentures amounted to $232,016 and $241,207, respectively, of which $41,793 and $37,342 is calculated at fair value as of such dates.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2010
(dollars in thousands, except share data and per share data)

NOTE 4                 -      RECENT DEVELOPMENTS

A.	Options Granted to Directors

In January 2010, under Tower’s Independent-Director Share Option Plan, 150,000 Tenure Options were granted to an independent director at an exercise price of $1.15. For more details regarding the terms of granted options see Note 17B(1)(f) to the  2009 audited consolidated financial statements.

B.	Agreement with Crocus Technology

During the first half of 2010 Tower received shares at a total value of $1,250 under the agreement with Crocus Technology, as described in Note 16D(3) to the 2009 audited consolidated financial statements. The Company’s shares in Crocus are carried at cost and are subject to an impairment test on a periodic basis.

C.	Agere/LSI Action

During 2008, an International Trade Commission (“ITC”) action was filed by Agere/LSI Corporation (“LSI”), which alleged infringement by 17 corporations of LSI’s patent No. 5,227,335. Following the initial filing, in October 2008, LSI amended the ITC complaint to add Tower, Jazz and three other corporations as additional respondents. In September 2009, the administrative law judge (“Judge”) ruled against LSI and in favor of the respondents, determining that the patent claims asserted by LSI are invalid. In November 2009, in response to a Petition for Review filed by LSI, the ITC determined that it would review the Judge’s determination on patent invalidity. In March 2010, the full ITC commission determined that there is no ITC violation, found the LSI patent claims to be invalid, and terminated the ITC investigation. The Company does not know whether any further legal proceedings will be pursued by LSI and cannot predict the outcome thereof.

D.	Definitive Agreement with YA Global Master SPV Ltd (“YA”)

During the first half of 2010, YA invested in Tower an additional amount of $20,000 for the issuance of approximately 14 million ordinary shares as part of the definitive agreement signed in August 2009, as amended through April 2010. See further details in Note 17I to the 2009 audited consolidated financial statements.

As part of the April 2010 amendment, YA increased its available commitment amount for investment in Tower’s equity by an additional $35,000, which amount is available for draw down upon Tower’s request under the terms of the agreement, and of which an amount of $27,000 is available for draw down by Tower as of June 30, 2010.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2010
(dollars in thousands, except share data and per share data)

NOTE 4                 -      RECENT DEVELOPMENTS (cont.)

E.	An agreement with an Asian entity

As part of the agreement with an Asian entity, detailed in Note 16D(4) to the 2009 audited consolidated financial statements, Tower recorded $17,830 and $18,080 in revenues during the three months ended June 30 and March 31, 2010, respectively and $14,641 and $9,335 in expenses during the three months ended June 30 and March 31, 2010, respectively in the statement of operations relating to this agreement.

F.	Debt Restructuring

(1)          Jazz’s Credit Facility

On June 2010, Jazz entered into an Amendment to its credit line agreement, see Note 10 to the 2009 audited consolidated financial statements, pursuant to which, the maturity date of the revolving credit facility is extended to September 2014, and available credit under the facility is an amount up to $45,000. The borrowing availability varies according to the levels of the borrowers’ accounts receivable, eligible equipment and other terms and conditions described in the Wachovia Loan Agreement. Loans under the facility will bear interest at a rate equal to, at borrowers’ option, either the lender’s prime rate plus a margin ranging from 0.50% to 1.0% or the LIBOR rate (as defined in the Wachovia Loan Agreement) plus a margin ranging from 2.25% to 2.75% per annum.

(2)          Jazz’s Notes

On July 2010, Jazz (together with its domestic subsidiaries) and Tower, entered into an exchange agreement (the “Exchange Agreement”) with certain note holders (the “Participating Holders”) holding approximately $79,643 principal amount of Jazz’s outstanding 8% convertible notes due December  2011 (the “Old Notes”). Under the Exchange Agreement, the Participating Holders exchanged their Old Notes for newly-issued 8% non-convertible notes of Jazz due June 2015 (the “New Notes”) according to an exchange ratio of 1.175 New Notes for each 1.000 Old Notes. In addition, the participants received warrants to purchase approximately 25.3 million ordinary shares of Tower (the “Tower Warrants”).  On July 15, 2010, the transactions contemplated by the Exchange Agreement were consummated, resulting in the issuance of the New Notes and Tower Warrants in exchange for the Old Notes in accordance with the terms of the Exchange Agreement.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2010
(dollars in thousands, except share data and per share data)
NOTE 4                 -      RECENT DEVELOPMENTS (cont.)

F.	Debt Restructuring (cont.)

(2)          Jazz’s Notes (cont.)

Interest on the unpaid principal amount of the New Notes accrues from the closing date at a rate of 8% per annum. Interest is payable semiannually on June 30 and December 31 of each year commencing on December 31, 2010.  The New Notes are scheduled to mature on June 30, 2015, at which time principal and any accrued and unpaid interest will become due and payable.

The New Notes are governed by an indenture (the “Indenture”) among Jazz, its domestic subsidiaries as guarantors and U.S. Bank National Association, a national banking association, as trustee. The New Notes constitute unsecured obligations of Jazz, rank on parity in right of payment with all other indebtedness of Jazz including the Old Notes, and are effectively subordinated to all secured indebtedness of Jazz to the extent of the value of the collateral securing such indebtedness. The New Notes shall rank senior to all future indebtedness of Jazz to the extent the future indebtedness is expressly subordinated to the New Notes. The New Notes are jointly and severally guaranteed on a senior unsecured basis by Jazz’s domestic subsidiaries. Jazz’s obligations under the Old Notes and New Notes are not guaranteed by Tower.

Beginning July 1, 2013, Jazz may redeem some or all of the New Notes for cash at a redemption price equal to par plus accrued and unpaid interest plus a redemption premium equal to 4% if redemption occurs prior to July 1, 2014 and 2% if redemption occurs between July 1, 2014 and prior to maturity.

The Indenture contains certain covenants including covenants restricting Jazz’s ability and the ability of its subsidiaries to, among other things, incur additional debt, incur additional liens, make specified payments and make certain asset sales.

As of the date of this report, approximately $43,700 in aggregate principal amount of Old Notes continue to remain outstanding.  The Old Notes are convertible into Tower ordinary shares at a price of $4.07 per share, subject to adjustment as set forth in the indenture for the Old Notes.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2010
(dollars in thousands, except share data and per share data)

NOTE 4                 -      RECENT DEVELOPMENTS (cont.)

F.	Debt Restructuring (cont.)

(2)          Jazz’s Notes (cont.)

The Tower Warrants, which are designated as Series J Warrants, are governed by a Warrant Agreement (the “Warrant Agreement”) between Tower and American Stock Transfer & Trust Company, LLC, as warrant agent. The Tower Warrants are exercisable, on a cashless basis only, at any time through June 30, 2015 at an exercise price of $1.70 per share, which represents an approximate 20% premium over the average of the volume weighted average prices for the ordinary shares for the 15 trading days preceding execution of the Exchange Agreement.

Tower has entered into a Registration Rights Agreement with the Participating Holders pursuant to which Tower will agree to use commercially reasonable efforts to file and cause to be declared effective a registration statement under the Securities Act covering resale of the Tower Warrants and underlying shares.

G.	Israeli Banks

In the second quarter of 2010, Tower and the Banks entered into a letter agreement pursuant to which (i) Tower repaid $20,000, which payment was applied toward prepayment of the installment of principal due on September 2011; (ii) Tower is allowed to issue new long-term notes in an amount of up to $100,000.

H.	Leases

Jazz leases the use of its fabrication facilities from Conexant under non-cancellable operating leases that expire March 12, 2017 and has the unilateral option to extend the terms of each of these leases for two consecutive five-year periods ending in 2027. Under the leases, as amended, Jazz’s headquarter offices may be relocated once to another building within one mile of its current location, at Conexant’s option and expense, subject to certain conditions. In January 2010, Conexant announced that it had agreed, subject to closing conditions, to sell Jazz’s fabrication facilities, land and headquarters to a residential and mixed-use developer of California urban real estate projects. In March 2010, it was announced that the agreement for the proposed sale by Conexant had been terminated.

I.              For additional recent developments, see Note 1B.